Mail Stop 3561

								October 3, 2005

Charles Camorata
Chief Executive Officer
Skreem Entertainment Corporation
1301 Travis, #1200
Houston, Texas  77002

      Re:	Skreem Entertainment Corporation
		Amendment no. 4 to Form SB-2
      Filed September 19, 2005
		File No. 333-124563

Dear Mr. Camorata:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Summary, page 4
1. Please revise the first and last paragraphs of this page to state that the stock is being registered for "sale" by the selling shareholders, not resale. Revise the table in the selling shareholder section accordingly.

Risk factors, page 6

The Company is subject to potential rescission liability from a previous private stock offering, page 8
2. Please revise to specify that the amendment did not comply with the requirements of the federal securities laws, and remove the mitigating statement indicating that you believe you substantially complied with the legal requirements of the securities laws. Specifically disclose the time period during which those purchasers may seek rescission.

Selling Security Holders, page 10
3. Please tell us why you have included two column headings that appear to relate to the same information: (1) share amount before offering and; (2) share amount owned before the resale offering. In your response, please confirm to us which offerings you are referring to in the column headings on page 10.
4. Please tell us why the tabular information assumes Mr. Martin will sell 25% of the shares he owns or controls, and tell us why you include his resale in increments of 25%.

Notes to Consolidated Financial Statements

Note 6. Capital Transactions, page F-15
5. Please briefly describe for us the unrelated transaction prompting the return of 3.5 million shares to the treasury.

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please contact Johanna Vega Losert, Attorney-Advisor, at
(202)
551-3325 or me at (202) 551-3814 with any other questions.

      Sincerely,


Sara W. Dunton
Attorney-Advisor



cc:  	Hank Vanderkam
	Corey Floyd
	via facsimile: 713-547-8910
??

??

??

??

Charles Camorata
Skreem Entertainment Corporation
October 3, 2005
Page 2